Exhibit 99.7

POLY-PACIFIC INTERNATIONAL INC.

February 6, 2007

Poly-Pacific International Inc. (“Poly-Pacific” or the “Company”) (TSX-V: “PMB”; OTCBB: “PLYPF”; Frankfurt: “POZ”) is pleased to announce that it has received TSX Venture Exchange final acceptance for a private placement (the “Private Placement”) of an aggregate of 6,000,000 units (“Units”) at a price of $0.05 per Unit for gross proceeds of $300,000. Each Unit is comprised of one common share (“Common Share”) and one (1) Common Share purchase warrant (“Warrant”). Each Warrant entitles the holder to purchase one (1) additional Common Share at a price of $0.25 per Common Share for a period of two (2) years following the date of closing.

All Common Shares issued under the Private Placement and Common Shares issued upon exercise of the Warrants are subject to a restricted period and may not be traded for a four month period expiring on June 1, 2007.

Poly-Pacific intends to use the proceeds from the Private Placement for general working capital purposes.

Pursuant to the policies of the TSX Venture Exchange and Ontario Securities Commission Rule 61-501 ("OSC Rule 61-501") the Private Placement may be classified as a "related party transaction" as certain directors of Poly-Pacific (the “Related Parties”) subscribed for Units.

The Private Placement was approved by the independent directors of Poly-Pacific who believed that the Private Placement was necessary and that the terms thereof were reasonable in the circumstances of Poly-Pacific. The Related Parties did not enter into any agreement with Poly-Pacific in connection with the Private Placement other than subscription agreements containing customary terms and conditions for a transaction of this nature.

Poly-Pacific determined that exemptions from the formal valuation and minority shareholder approval requirements under OSC Rule 61-501 were available. In particular, the exemption set out in paragraph 2 in section 5.5 of OSC Rule 61-501 is applicable since the aggregate consideration to be paid by the Related Parties does not exceed 25% of the market capitalization of Poly-Pacific as at January 5, 2007. As well, the valuation exemption in paragraph 8 of section 5.5 of OSC Rule 61-501 is also available.

In addition, in reviewing the minority shareholder approval exemptions, the independent directors determined that the exemptions set out in paragraph 2 and paragraph 6 in section 5.7 of OSC Rule 61-501 are applicable.

Poly-Pacific is a recycling company that manufactures and distributes MultiCut™, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.

For more information contact:

Mr. Randy Hayward

Telephone: (604) 293-8885

Facsimile: (604) 293-8234

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.